Exhibit 99.1

CENTOGENE Expands Executive Leadership Team

CAMBRIDGE, Mass. and ROSTOCK, Germany, Dec. 06, 2019 (GLOBE NEWSWIRE) – CENTOGENE (Nasdaq: CNTG) today announced the expansion of its executive leadership team with the appointment of Philip Lambert, PhD in Cambridge, MA as Chief Scientific Officer. With more than two decades of experience in the global drug discovery and pre-clinical development sectors, Philip will have the overall responsibility of driving scientific programs to align with the needs of pharmaceutical partners.

In parallel to this appointment, Prof. Peter Bauer, MD will take on the role of Chief Genomic Officer, directing CENTOGENE’s genomic programs.

Dr. Arndt Rolfs, CEO and Founder of CENTOGENE commented: “We are extremely pleased to have Philip Lambert join CENTOGENE’s Executive Leadership Team, and the extensive experience and knowledge in the rare disease field he adds to the Company. Likewise, Prof. Peter Bauer will further strengthen the position of CENTOGENE with the contribution of new technological platforms in the genomic environment. Philip’s appointment and the further profiling of the leadership team marks a significant advancement to the Company’s pursuit to shorten the diagnostic odyssey and create treatment solutions for patients and their families.”

Philip joins CENTOGENE from Life Biosciences, a global company focused on extending the healthy lifespan of individuals by investigating eight biological pathways believed to increase longevity. He served as Senior Vice President of Discovery and Labs as well as Chief Operating Officer of two subsidiary companies, Selphagy Therapeutics and Spotlight Biosciences. Prior to Life Biosciences, Philip served as Scientific Partner and Head of Discovery at Charles River Laboratories, where he was responsible for establishing scientific credibility and delivering the business to client companies and venture capital firms. Philip also co-founded VivoPath, a preclinical screening company, offering clients discovery and development services for proof-of-concept testing. He holds a PhD in Neuropharmacology from Imperial College - University of London and a BSc in Pharmacology from the University of Liverpool.

About CENTOGENE

CENTOGENE is a commercial-stage company focused on rare diseases that transforms real-world clinical and genetic data into actionable information for patients, physicians and pharmaceutical companies. The Company’s goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository with approximately 2.1 billion weighted data points from approximately 465,000 patients representing over 120 different countries as of September 30, 2019, or an average of over 500 data points per patient.

The Company’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, and also a biobank of these patients’ blood samples. CENTOGENE believes this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market. As of September 30, 2019, the Company collaborated with over 35 pharmaceutical partners for over 30 different rare diseases.

Important Notice and Disclaimer

This press release contains statements that constitute ”forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of our strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company. However, these forward-looking statements are not a guarantee of our performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, such as negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please refer to the Risk Factors section in our registration statement on form F-1, as amended (file no. 333-234177) and other current reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Centogene Contact: Sun Kim Chief Strategy and Investor Relations Officer investor.relations@centogene.com

Media Contact: Ross Bethell Director, Corporate Communications press@centogene.com